Crestwood Midstream Partners, LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

June 9, 2017

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Midstream Partners LP

Registration Statement on Form S-4

Filed May 12, 2017

File No. 333-217960

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Midstream Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2017, with respect to the Company’s Registration Statement on Form S-4, File No. 333-217960, filed with the Commission on May 12, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

The Exchange Offer, page 16

1.	Please revise your prospectus to include representations that you have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those securities following completion of the Exchange Offer, and that you are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 17 of Amendment No. 1.

Securities and Exchange Commission

June 9, 2017

Incorporation of Certain Documents by Reference, page 79

2.	Please provide us with your legal analysis of why you believe you meet the requirements to incorporate by reference your periodic and current reports. We note that you do not appear to meet the requirements of General Instruction 1.A.3 of Form S-3. If you determine that you are not eligible to incorporate by reference, please revise accordingly.

RESPONSE:    We acknowledge the Staff’s comment and, pursuant to telephonic discussions with the Staff on June 2, 2017, have revised the Registration Statement to include our relevant periodic and current reports as annexes to the Registration Statement rather than incorporating them by reference. Please see page 2 and annexes B, C, D, E and F of Amendment No. 1.

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Securities and Exchange Commission

June 9, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD MIDSTREAM PARTNERS, LP

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:    Gillian A. Hobson, Vinson & Elkins L.L.P.